FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 12, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release, 12 December 2005 – English

   VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

December 12, 2005

SYMBOL:  VVV

VANNESSA RECEIVES FINAL ENVIRONMENTAL APPROVAL

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that its wholly owned subsidiary Industrias Infinito S.A., has successfully concluded the environmental permitting process for its Crucitas gold project located in North Central Costa Rica.  The final resolution, (Resolución No 3638-2005-SETENA), was issued by the Ministry of Environment in Costa Rica (SETENA) on December 12, 2005. The final resolution follows the approval of the Environmental Impact Statement which was announced in early September of this year indicating the Company had complied with all of the requisites of Costa Rican mining and environmental regulations.  The final resolution has also specified the amount of the required Environmental Performance Bond as US$ 600,000.  The Company has made preliminary arrangements for bonding to be put into place and this will be finalized now that the exact amount of the bond has been identified.

Following the approval of the Environmental Impact Statement in early September the Company has been working towards producing a feasibility study to secure project financing building upon the extensive work already completed on the project by Placer Dome and later Cambior Project & Construction Group for Industrias Infinito.  Geostat International Inc. has completed due diligence work in Costa Rica and is now completing the 43-101 compliant resource evaluation.  Micon International Limited will be responsible for the overall consolidation of the feasibility study and Golder Associates Ltd. will supply geotechnical services associated with the study.   Other consultants and contractors have been retained, both in Canada and Costa Rica, to assist the Company in planning and executing the development of the Crucitas project.

The Company continues to work with the small communities near the mine in Alejuela Province to ensure that community needs and concerns are addressed and to fulfill the commitments made in the Environmental Impact Statement and during the extensive Public Involvement Process.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."